SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          OPTICARE HEALTH SYSTEMS, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   68 38 6P105
                                 (CUSIP Number)

                              Ms. Stephney Costello
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                December 26, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)

                                  (Page 1 of 7)

CUSIP No. 68386P105                                                  Page 2 of 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Capital Management, L.L.C.
     22-3330049
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    48,580,995*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           48,580,995*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,580,995*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     83.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Palisade Capital Management, L.L.C. ("Palisade"), a New Jersey limited liability company, is a registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the beneficial owner, on behalf of its clients, of (i) 19,375,000 shares of OptiCare Health Systems, Inc. (the "Company") common stock, par value $.001 per share (the "Common Stock"),
(ii) an immediately exercisable Warrant ("Warrant") to purchase up to 400,000 additional shares of Common Stock, and (iii) 2,920,599.50 shares of the Company's Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock, par value $0.001 (the "Series B Preferred Stock"), immediately convertible into 29,205,995 shares of Common Stock. The Warrant, the shares of Series B Preferred Stock and all shares of Common Stock are held in the account of Palisade Concentrated Equity Partnership, L.P., a private investment limited partnership formed by affiliates of Palisade under the laws of the State of Delaware (the "Partnership").

** Based on 58,105,995 shares of Common Stock outstanding (including (i) 28,900,000 shares of Common Stock outstanding as of December 26, 2002, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, and (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership).

CUSIP No. 68386P105                                                  Page 4 of 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Concentrated Equity Partnership, L.P.
     22-3699993
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    48,580,995*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           48,580,995*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,580,995*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     83.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*(i) 19,375,000 shares of Common Stock, (ii) immediately exercisable warrants to purchase up to 400,000 additional shares of Common Stock, and (iii) 2,880,599.5 shares of Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock, are held in the account of the Partnership and beneficially owned by Palisade.

** Based on 58,105,995 shares of Common Stock outstanding (including (i) 28,900,000 shares of Common Stock outstanding as of December 26, 2002, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, and (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership).

CUSIP No. 68386P105                                                  Page 5 of 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Concentrated Holdings, L.L.C.
     22-3699991
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    48,580,995*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           48,580,995*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,580,995*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     83.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*(i) 19,375,000 shares of Common Stock, (ii) immediately exercisable warrants to purchase up to 400,000 additional shares of Common Stock, and (iii) 2,880,599.5 shares of Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock, are held in the account of the Partnership and beneficially owned by Palisade. Palisade Concentrated Holdings, L.L.C. is the general partner of the Partnership.

** Based on 58,105,995 shares of Common Stock outstanding (including (i) 28,900,000 shares of Common Stock outstanding as of December 26, 2002, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, and (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership).

CUSIP No. 68386P105                                                  Page 6 of 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Eric J. Bertrand
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    54,300*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           54,300*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     54,300*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0019%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*Mr. Bertrand individually beneficially owns 54,300 shares. Mr. Bertrand has sole voting and dispositive power over such 54,300 shares. Mr. Bertrand is a member of Palisade Concentrated Holdings, LLC, but is not a member of Palisade Capital Management, LLC, and thus has no shared or dispositive power over the 48,580,995 shares beneficially owned by Palisade. See item 2.

**Based on 28,900,000 shares of Common Stock outstanding as of December 26, 2002.

      Palisade Capital Management, L.L.C. ("Palisade") hereby amends its
Schedule 13D/A, filed with the Securities and Exchange Commission on January 7, 2003, relating to the shares of Opticare Health Systems, Inc. (the "Company") common stock, $.001 par value (the "Common Stock"), as follows:

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended in its entirety as follows:

      On December 26, 2002, the Partnership exercised in full a warrant (the "Warrant") to acquire 17,375,000 shares of Common Stock at a price of $0.14 per share. The aggregate exercise price of $2,432,500 was paid in cash to the Company from the Partnership's working capital.

      On September 13, 2002, Mr. Bertrand purchased 10,000 shares of Common Stock at a price of $0.28 per share and 9,300 shares of Common Stock at a price of $0.29 per share on the open market. Additionally, on November 19, 2002, Mr. Bertrand purchased 5,000 shares of Common Stock at a price of $0.26 per share and 20,000 shares of Common Stock at a price of $0.27 per share on the open market. Additionally, on November 20, 2002, Mr. Bertrand purchased 10,000 shares of Common Stock at a price of $0.27 per share on the open market. Mr. Bertrand used personal funds to purchase all of such shares.

                                    Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        February 12, 2003


                                        /s/ Steven E. Berman, in his capacity as
                                        ---------------------
                                        a member of each of Palisade Capital
                                        Management, L.L.C. and Palisade
                                        Concentrated Holdings, L.L.C., the
                                        general partner of Palisade Concentrated
                                        Equity Partnership, L.P.


                                        /s/ Eric J. Bertrand, individually
                                        ---------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

                              (See 18 U.S.C. 1001)